UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: December 11, 2013

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Dun Laoghaire County Dublin, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 6, 2013, Fly Leasing Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, as representative (the “Representative”) of the several underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Company agreed to issue and sell to the Underwriters, and the Underwriters agreed to purchase for resale to the public, $300,000,000 aggregate principal amount of the Company’s 6.750% Senior Notes due 2020 (the “Notes”). The offering of the Notes closed on December 11, 2013.

The Notes were issued pursuant to an indenture, dated as of December 11, 2013 (the “Base Indenture”), as supplemented by the first supplemental indenture, dated as of December 11, 2013 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), each between the Company and Wells Fargo Bank, National Association, as trustee.

The Notes are senior unsecured obligations of the Company and will rank pari passu in right of payment with any existing and future senior indebtedness of the Company. Interest on the Notes will be payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2014. At any time prior to December 15, 2016, the Company may redeem up to 35% of the original principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 106.750% of the principal amount thereof, together with accrued and unpaid interest to, but not including, the date of redemption. On or after December 15, 2016, the Company may redeem the Notes, in whole or in part, at the redemption prices listed in the Supplemental Indenture, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. At any time prior to December 15, 2016, the Company may also redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount thereof, plus a ’‘make-whole premium’’ as of, and accrued and unpaid interest to, but not including, the date of redemption.

In addition, if a Change of Control (as defined in the Supplemental Indenture) occurs, unless the Company has exercised its right to redeem the Notes as described in the foregoing paragraph, holders of the Notes will have the right to require the Company to repurchase all or any part of their Notes for payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to, but not including, the date of purchase.

The Notes were sold to the Underwriters at an issue price of 97.1667% of the principal amount thereof, and the Underwriters offered the Notes to the public at a price of 100.000% of the principal amount thereof. The net proceeds to the Company will be approximately $290.5 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, including the acquisition of aircraft.

The Notes are being offered and sold pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-186089), which was previously filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2013 and declared effective by the SEC on February 7, 2013.

The foregoing descriptions of the material terms of the Underwriting Agreement, Base Indenture and Supplemental Indenture do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed herewith as Exhibits 1.1, 4.1 and 4.2 and incorporated herein by reference. In addition, the attached Underwriting Agreement, Base Indenture and Supplemental Indenture are only intended to provide investors and security holders with information regarding their respective terms. The attached Underwriting Agreement, Base Indenture and Supplemental Indenture are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the contracting parties.

Each of Conyers Dill & Pearman Limited and Jones Day has issued an opinion to the Company, dated December 11, 2013, regarding the legality of the Notes. A copy of each opinion is filed herewith as Exhibits 5.1 and 5.2, respectively.

1

Exhibits:

1.1	Underwriting Agreement dated December 6, 2013
4.1	Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association
4.2	First Supplemental Indenture dated December 11, 2013 between Fly Leasing Limited and Wells Fargo Bank, National Association
5.1	Opinion of Conyers Dill & Pearman Limited
5.2	Opinion of Jones Day
23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)
23.2	Consent of Jones Day (included in Exhibit 5.2)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

December 11, 2013	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

3